

August 16, 2011

Via E-mail
Wesley D. Dupont, Esq.
Allied World Assurance Company Holdings, AG
Lindenstrasse 8
6340 Baar
Zug, Switzerland

Gary A. Schwartz, Esq.
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

> **Re:** **Allied World Assurance Company Holdings, AG**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed on August 15, 2011**
> **File No. 333-175398**

Dear Mr. Dupont and Mr. Schwartz:

We have reviewed your amended filing and have the following comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

General

1. Please update your disclosure regarding the status and material terms of any ongoing discussions between Transatlantic and National Indemnity Company. We note recent televised statements by Mr. Buffet that the offer by National Indemnity "is expired now."

2. We have referred your response to comment five of our letter dated July 20, 2011, regarding Rule 489 and the filing of Form F-N, to the Division of Investment Management. Staff of that division will contact you with any further comments or requests for additional information.

Actions by Validus may negatively impact Transatlantic's ability to consummate the merger…., page 23

3.   Please revise or supplement this risk factor as necessary to address any similar risks that may be attributable to the National Indemnity offer.

Background of the Merger, page 43

4.   We note the disclosure on the bottom of page 62 describing negotiation of the Berkshire Confidentiality Agreement and the proposed Validus one-way confidentiality agreement. Please disclose whether the Validus one-way confidentiality agreement contained terms that are substantially similar to and not less favorable to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World. Please also disclose the determinations made by the Transatlantic board of directors with respect to the Validus one-way confidentiality agreement.

Election of Directors, page 136

5.   As requested in comment 12 of our prior letter, please disclose who will determine which nominees withdraw and how and when such determination will be made. Please also disclose how you will inform security holders of this development, if the determination is made prior to the security holder meeting.

6.   We note your disclosure that, if any non-withdrawing nominee receives a majority of the votes cast voting in favor of their election, such nominee will be elected to serve as a member of the TransAllied board of directors. Please disclose what will occur if one or more of the non-withdrawing nominees do not receive a majority of votes cast voting in favor of their election.

Pro Forma Condensed Consolidated Balance Sheet, page 151

7.   We note that the historical financial statements included in the pro forma balance sheet for Transatlantic do not include intangible assets. Please advise, given disclosure on page 3 of your presentation dated July 20, 2011, filed on Form 425, indicating that pro forma and tangible book value per Transatlantic share had been adjusted for certain intangible assets of Transatlantic.

8.   Given public statements by Allied World regarding the importance of diluted book value per share in calculating shareholder returns, please tell us what consideration you gave to presenting a pro forma calculation of this measure. We also note that the calculation of basic book value per share included in the pro forma financial statements does not appear to include adjustments for the retention agreements. Please advise us on this point.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Jeffrey S. Hochman, Esq.
        Willkie Farr & Gallagher LLP

        Lois F. Herzeca, Esq.
        Gibson, Dunn & Crutcher LLP